Cadwalader, Wickersham & Taft LLP 200 Liberty Street, New York, NY 10281 Tel +1 212 504 6000 Fax +1 212 504 6666 www.cadwalader.com

September 9, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Re:    Pershing Square SPARC Holdings, Ltd./DE

Amendment No. 1 to the Registration Statement on Form S-1/A

Filed June 16, 2022

File No. 333-261376

Ladies and Gentlemen:

On behalf of Pershing Square SPARC Holdings, Ltd., a Delaware corporation (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated July 15, 2022 with respect to the Company’s Amended Registration Statement on Form S-1 (“Amendment No. 1,” and the registration statement, as amended from time to time, the “Registration Statement”). This letter is being submitted together with the Company’s Amendment No. 2 to the Registration Statement, filed on September 9, 2022 (“Amendment No. 2”). Amendment No. 2 includes revisions by the Company to address the Staff’s comments.

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For the Staff’s convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 2.

1

Securities and Exchange Commission

September 9, 2022

General

1.

We note the disclosure on page v that you will place a portion of the proceeds from the purchase of the sponsor preferred shares in an escrow account to ensure you maintain net tangible assets of at least $5,000,001 until you consummate an initial business combination. In order to comply with Rule 3a51-1(g)(3)(i) of the Exchange Act and avoid having to comply with Rule 419, the company must provide audited financial statements reflecting net tangible assets in excess of $5,000,000. Please either provide the financial statements requested or revise your offering to comply with Rule 419.

Response: The Company respectfully acknowledge the Staff’s comment, and informs the Staff that, prior to the time at which the Registration Statement becomes effective, the Company will have filed an amended Registration Statement including an audited balance sheet that reflects having at least $5,000,001 in net tangible assets. As disclosed in the Registration Statement, this amount will consist of proceeds from the sale of Sponsor Preferred Shares, and will have been placed in an escrow account, and will not be released other than in connection with the consummation of a business combination or the liquidation of the company.

2.

With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: The Company respectfully acknowledges the Staff’s comment. The Company advises the Staff that its sponsor, Pershing Square SPARC Sponsor, LLC (“Sponsor”), is a Delaware limited liability company. The Sponsor is not “member managed”, meaning that the limited liability company agreement governing the Sponsor provides that the Sponsor is managed by a non-member. The manager of the Sponsor is Pershing Square Capital Management, L.P. (“PSCM”), a Delaware limited partnership and a registered investment advisor under the Investment Advisers Act of 1940, as amended. PSCM is controlled by William Ackman, who is a United States citizen. As a result, the Sponsor is not, and is not controlled by, a non-U.S. person.

As disclosed on the cover page of Amendment No. 2, the Sponsor is wholly-owned by (i) Pershing Square Holdings, Ltd. (“PSH”), a Guernsey company, (ii) Pershing Square, L.P., a Delaware limited partnership, and (iii) Pershing Square International, Ltd., a Cayman Islands exempted company, each of which is an investment fund managed by PSCM. The Company respectfully advises the Staff that, as PSH owns an approximately 87% membership interest in the Sponsor, the Sponsor has substantial ties with PSH.

The Company respectfully advises the Staff it has revised the disclosure on page 71 of Amendment No. 2 to include risk factor disclosure with respect to how the Sponsor’s substantial ties to a non-U.S. person could impact the Company’s ability to complete its initial business combination, and the consequences thereof to SPAR holders.

3.

We note the disclosure in your April 28, 2022 press release that if PSTH liquidates prior to a registration statement for the issuance of the SPARs being declared effective by the Commission, SPARC intends to “create a mechanism whereby PSTH shareholders and warrant holders at the time of PSTH’s initial business combination or liquidation, as applicable, would be entitled to receive SPARs in any future legally permissible distribution thereof.” We also note that the letter to stockholders filed with PSTH’s July 11, 2022 Form 8-K indicates that the distribution is expected to occur in the Fall of 2022. As such, please clearly describe the “mechanism” by which PSTH shareholders and warrant holders at the time of PSTH’s liquidation will be entitled to receive SPARs in this distribution. Please provide your analysis as to whether that mechanism would result in the creation of a security, and if so, the exemption you believe is available for the issuance of such security.

Response: The Company respectfully acknowledges the Staff’s comment.

The Company has filed Amendment No. 2 to register the distribution of its SPARs, which are subscription warrants to purchase, at a future date, the shares of the company resulting from the Company’s initial business combination. The Company intends, upon or shortly after the Registration Statement becoming effective, to make a distribution of SPARs to all of the former Class A common stockholders and distributable redeemable warrant holders of Pershing Square Tontine Holdings, Ltd. (“PSTH”) who held PSTH common stock or warrants, as the case may be, as of the close of trading on July 25, 2022, which was the last day on which PSTH securities traded on the New York Stock Exchange (the “NYSE”) (such holders, including for the avoidance of doubt holders who purchased PSTH securities on or prior to July 25, 2022, but which purchases did not settle until on or prior to July 27, 2022, the “July 25 Holders”).

The distribution of SPARs to July 25 Holders required an accurate method (which PSTH foreshadowed colloquially as a “mechanic” in its April 28, 2022 release) of record-keeping to identify both the record owners and beneficial owners of PSTH common stock and warrants as of July 25, 2022. Those record-keeping efforts are described below:

Record Owners. In order to facilitate the potential distribution of SPARs to record July 25 Holders, Continental Stock Transfer & Trust Company, the transfer agent of PSTH, has recorded and will maintain a securityholder list of all record July 25 Holders, of which there were four (three of whom were individuals).

One of the record July 25 Holders is Cede & Co., as nominee of the Depository Trust Corporation (“DTC”). DTC, in the ordinary course of its business, maintains records of the aggregate security positions of DTC participants, such as banks and brokerage firms. The names and aggregate security positions of DTC participants, and the names and security positions of the individual ultimate beneficial holders who hold securities in “street name” via their accounts at a DTC participant, are largely opaque to the issuer of those securities.

Beneficial Owners. In order to facilitate the potential distribution of SPARs to beneficial July 25 Holders (that is, “street name” holders), DTC has established and will maintain an Escrow CUSIP with respect to PSTH common stock and a separate Escrow CUSIP with respect to PSTH warrants. The establishment of an Escrow CUSIP is an existing DTC operating process to record the aggregate security positions of each DTC participant in a given security as of a given date, and also serves to electronically notify each DTC participant to record and keep a list of the security positions of the “street name” holders that hold via such DTC participant as of such date (in this case, July 25 Holders).

To be clear, the establishment of an Escrow CUSIP is not a bespoke process created by DTC to facilitate the distribution of the SPARs. Our understanding is that the establishment of an Escrow CUSIP (also called a contra-CUSIP) is an existing operating process utilized by DTC in various situations to create records of beneficial owners (and related security positions) held through DTC participants as of a specified date, in circumstances in which a future distribution to such beneficial owners (of cash or securities) may (or may not) be distributed through DTC to such beneficial owners in the future. In particular, our understanding is that Escrow CUSIPs are established by DTC, among other circumstances, in certain bankruptcy situations (where claims of the bankruptcy estate may (or may not) generate distributions in the future to beneficial owners of a security as of a certain date, after the entity has largely been wound up). The establishment of the Escrow CUSIP by DTC did not entail PSTH or the Company (or, to our knowledge and understanding, DTC) actually applying for a “security identifying” CUSIP number with the Committee on Uniform Securities Identification Procedures. To the contrary, and as described above, the Company’s understanding is that the process is an internal DTC one, which already exists to solve the problem created by the “street name” ownership system – that an issuer’s record books do not record actual beneficial owners. Capturing the correct “list” of beneficial owners can only be accomplished utilizing DTC’s operating system, and DTC’s existing mechanic for such record-keeping utilizes the concept of an Escrow CUSIP.

The Company intends to distribute SPARs on the basis of the records described above to all July 25 Holders (whether such holders are record holders or beneficial owners holding in street name), and the establishment of the Escrow CUSIPs by

DTC provides the record-keeping function necessary to accomplish that goal with respect to beneficial owners holding through a DTC participant. The Escrow CUSIPs, in summary and as further discussed below, are established by DTC for a record-keeping purpose; were not issued by PSTH or by the Company; were not issued in exchange for consideration (nor does the establishment of the Escrow CUSIPs require the performance of any activity by the July 25 Holder of any kind); cannot be transferred, sold or traded by the July 25 Holders; and do not represent a legal right enforceable against the Company for the SPARs to be issued and distributed (which issuance and distribution, if it occurs at all, will be dependent on a number of factors, including Amendment No. 2 or a subsequent amendment becoming effective). The Company respectfully further advises the Staff that is not aware of any guidance or precedent suggesting that the establishment of an Escrow CUSIP by DTC results in the creation of a security, and believes that Escrow CUSIPs do not constitute securities under relevant law, as discussed in detail below.

Legal and Analytical Framework for Determining whether an Escrow CUSIP is a Security – Analysis under the Federal Securities Laws and the Howey Test

The Escrow CUSIPs are not a security under the definition of “security” set out in the Securities Act of 1933 (the “Securities Act”) or the Securities Exchange Act of 1934 (the “Exchange Act”), because they are not any of the instruments listed in those definitions, including definitions such as “stock,” “bonds,” or “notes” (see paragraph A below). In addition, the Escrow CUSIPs do not meet the four-part test assessing whether they are a form of “investment contract” as set out in SEC v. Howey1 (see paragraph B below).

A.	The Escrow CUSIPs Are Not Any Type of Instrument Listed in the Definition of a Security.

The Securities Act and Exchange Act contain almost identical definitions of the term security; for example, each lists a number of familiar financial instruments as securities, including stock, notes and bonds2, each of which are contractual in nature.

Escrow CUSIPs are not listed as financial instruments in the definition of “security.” In addition, the characteristics of Escrow CUSIPs do not fit within the enumerated lists of financial instruments. Escrow CUSIPs lack any indicia of being a stock, note, bond or similar financial instrument. Escrow CUSIPs are not issued by an entity/issuer and do not represent an interest in an operating entity, but are instead established by DTC to perform a record-keeping function. An Escrow CUSIP has no governance rights in any entity, and cannot be transferred or sold for value or otherwise. An Escrow CUSIP is not a contract (as described in detail below), and does not convey a legally binding right on any person.

Therefore, the Escrow CUSIPs are not securities under the definitions provided in the Securities Act and Exchange Act.

B.	The Escrow CUSIPs Are Not Investment Contracts.

The definition of “security” in the Securities Act and the Exchange Act also contains the term “investment contract,” which has become a sort of “catchall” for instruments that do not meet the other definitions of a “security”. The term

[1]	SEC v. W.J. Howey Co., 328 U.S. 293 (1946).
[2]

Securities Act of 1933 15 U.S.C. § 77b(a)(1), defining the term “security” to mean “any note, stock, treasury stock, security future, security-based swap, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any put, call, straddle, option, or privilege on any security, certificate of deposit, or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, or, in general, any interest or instrument commonly known as a ‘security’, or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase, any of the foregoing.”; Securities Exchange Act §3(a)(10), defining the term “security” to mean “any note, stock, treasury stock, security future, security-based swap, bond, debenture, certificate of interest or participation in any profit-sharing agreement or in any oil, gas, or other mineral royalty or lease, any collateral-trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, any put, call, straddle, option, or privilege on any security, certificate of deposit, or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, or in general, any instrument commonly known as a ‘security’; or any certificate of interest or participation in, temporary or interim certificate for, receipt for, or warrant or right to subscribe to or purchase, any of the foregoing; but shall not include currency or any note, draft, bill of exchange, or banker’s acceptance which has a maturity at the time of issuance of not exceeding nine months, exclusive of days of grace, or any renewal thereof the maturity of which is likewise limited.”

“investment contract” is not otherwise defined in the Securities Act or Exchange Act. However, beginning with the seminal Supreme Court case SEC v. W.J. Howey Company,3 Federal courts and the SEC have defined an “investment contract” to include a contract, transaction or scheme that meets all four of the following elements: (1) an investment of money, (2) in a common enterprise, (3) with the expectation of profits, and (4) to be derived solely (or, according to lower Federal courts, primarily)4 from the efforts of others.

In Howey, the Supreme Court held that the seller of parcels of a citrus grove, which were coupled with a contract for cultivating, marketing, and remitting the net proceeds to investors, had illegally offered and sold to investors “investment contracts” that constituted “securities”. The Court noted that the seller pooled the fruit from the citrus groves and sold the fruit under the seller’s name and the names of its affiliates. The Court concluded that the seller was “offering something more than fee simple interests in land, something different from a farm or orchard coupled with management services. They are offering an opportunity to contribute money and to share in the profits of a large citrus fruit enterprise managed and partly owned by the [sellers].”5

In one of the more widely-quoted provisions of the decision, the Howey court explained that the “investment contract” test it set forth “embodies a flexible rather than a static principle, one that is capable of adaptation to meet the countless and variable schemes devised by those who seek the use of the money of others on the promise of profits.”6

Howey sets forth four elements for determining whether a series of purportedly separate contracts is, in fact, an “investment contract”, thereby constituting a “security” under Section 2(1) of the Securities Act. We discuss the meaning of “contract, transaction or scheme”, and each of the four elements enunciated in Howey, below.

1.	The Escrow CUSIPS Involve No Contract, Transaction or Scheme.

The Howey Court stated that an “investment contract” is a “contract, transaction or scheme” that meets the four-factor test the Court established. As a threshold matter, Escrow CUSIPs are not contracts. Contract formation is generally agreed to require an offer, acceptance, and consideration, resulting in a legally binding and enforceable agreement between parties. None of these elements are present with respect to the establishment of an Escrow CUSIP by DTC.

First, neither the Company nor PSTH has made an offer to any person in connection with the establishment of an Escrow CUSIP by DTC. An offer is generally agreed to refer to a promise that one party makes in exchange for another party’s performance. Neither the Company nor PSTH has made any promise to anyone. PSTH had indicated in its April 28, 2022 press release announcing the NYSE’s withdrawal of its rule proposal that, subject to the Company registration statement with respect to the distribution of SPARs being declared effective by the SEC7, that it “intends to create a mechanism” pursuant to which SPARs would be distributed to PSTH shareholders and warrant holders at an unspecified time in the future. The Company respectfully submits to the Staff that an indication of future intention, subject to contingencies outside of the purported offeror’s control and otherwise at any unspecified future time, does not constitute a promise supporting an offer under applicable legal principles. Moreover, the statement of future intention did not solicit that any purported offeree actually do anything to accept the purported offer – in other words, these statements did not solicit the other party’s performance in any way, as an offer would require.

Second, not only were no purported offerees solicited to do anything in connection with the establishment of an Escrow CUSIP by DTC, no purported offeree actually did do anything that might constitute an “acceptance” under applicable legal principles. DTC established an Escrow CUSIP with respect to PSTH shares and warrants without any action or participation required by any holders thereof.

[3]	Howey, 328 U.S. at 298-299.
[4]

SEC v. Glenn Turner, 474 F.2d 476, 482 (9th Cir. 1973); See also US v. Leonard, 529 F.3d 83, 88 (2d Cir. 2008) (“the word ‘solely’ should not be construed as a literal limitation; rather [courts] consider whether under all the circumstances, the scheme was being promoted primarily as an investment”).

[5]	Howey, 328 U.S. at 299.
[6]	Id.
[7]

The press release included an appropriate caution that the SEC might not declare the registration statement effective: “There is no certainty that a registration statement relating to the distribution of SPARs will be declared effective by the SEC.”

Third, the Escrow CUSIP was established by DTC without the payment of consideration of any kind by any party – and certainly not by any beneficial holder to PSTH or to the Company or otherwise.

Fourth, and as a result of the failure of offer, acceptance and consideration, the establishment of an Escrow CUSIP by DTC did not result in any legally binding and enforceable agreement between any parties. Black’s Law defines a contract as “[a]n agreement between two or more parties creating obligations that are enforceable or otherwise recognizable at law.”8 The Escrow CUSIPs, however, do not oblige PSTH, the Company, or any July 25 Holder to do anything at all. To the contrary, the Escrow CUSIP can be abandoned in the event the Company elects not to proceed with the distribution of the SPARs, either as a result of the SPAR registration statement failing to have become effective or otherwise. In such event, no July 25 Holder will have any contractual recourse whatsoever. The establishment of an Escrow CUSIP by DTC, in short, is a record-keeping mechanic engaged in by DTC, and not a contract between any parties.

Finally, we note that the Howey Court described an investment contract as a “contract, transaction or scheme”. With respect to what constitutes a “transaction or scheme”, we are aware of no interpretation of such words in this context that encapsulate a situation in which no contract is executed in exchange for money (and, to be clear, the establishment of an Escrow CUSIP by DTC involves neither – indeed, the establishment of an Escrow CUSIP by DTC is not an “investment contract” precisely because it involves neither an investment nor a contract).

To the contrary, we believe that the use of the terms “transaction or scheme” are meant to capture situations where not one, but multiple, contracts are established in a transaction or scheme that, if integrated into a single transaction by a court, might be deemed to be an “investment contract”. For example, in Howey the issue was whether a land sale contract and warranty deed, together with a purportedly separate orchard services contract, should be deemed to be integrated as a single “investment contract”; in Hays v. Adam, 512 F. Supp. 2d 1330, the issue was whether a mobile billboard sale contract, together with a purportedly separate leaseback agreement and trust agreement, should be deemed to be integrated as a single “investment contract”; in Glen-Arden Commodities, Inc. v. Costantino, 493 F.2d 1027, the issue was whether the sale of Scotch whiskey in bulk, together with a purportedly separate storage, insurance, sales and administrative services agreement, should be deemed to be integrated as a single “investment contract”. Other similar examples abound in the case law. Indeed, the archetypal fact pattern in “investment contract” cases is the bifurcation of an integrated transaction or scheme involving the investment of money in which transaction components are separated into multiple contracts – typically a sale contract and a services contract, among (oftentimes) others. The concept of “transaction or scheme” is meant to encapsulate multiple contract situations and always involves the investment of money, and has not to our knowledge been extended to situations in which no contract is entered nor any investment is made.

2.	The Escrow CUSIPs Do Not Involve an Investment of Money.

The establishment of Escrow CUSIPs by DTC does not satisfy the first prong of the Howey test, as it does not involve the investment of money. There was no investment of money or any other action required by September 25 Holders in order for the Escrow CUSIP to be established by DTC. Because establishment of the Escrow CUSIPs by DTC does not involve any “investment” of money or other value in PSTH, the Company or otherwise, the first prong of the Howey test is not satisfied.

3.	The Escrow CUSIPs Do Not Involve a Common Enterprise.

The Escrow CUSIPs also do not satisfy the second prong of the Howey test, which requires people to invest in a “common enterprise.” The Howey Court did not define the term common enterprise, although it did seem to equate the concept with the ability of the investors to “share in the profits” of the citrus fruit enterprise.

Other Federal courts have developed at least three different tests for determining whether a contract, transaction or scheme constitutes a common enterprise. Like the Howey Court’s concept, each of these tests require a sharing of profits, or at least economic fortunes. Under the horizontal commonality test, there is a common enterprise if each of the investors shares in profits with each other.9 Under each of the two vertical commonality tests, an investor’s profits must either be correlated with the profits or fortunes of the promoter of the contract, transaction or scheme or at least depend upon the promoter’s efforts.10

[8]	Contract Definition, Black’s Law Dictionary (11th ed. 2019).
[9]

See, e.g., SEC v. SG Ltd., 265 F.3d 42, 50 (1st Cir. 2001) (Ponzi scheme satisfied the horizontal commonality test because investors’ assets were pooled and investors shared in the profit and risk of the enterprise); SEC v. The Infinity Group Co., 212 F.3d 180 (3d Cir. 2000) (instruments meet the common enterprise prong under horizontal commonality because investors will receive pro-rata returns from investment by a trust); Wals v. Fox Hills Development Corporation, 24 F.3d 1016 (7th Cir. 1994) (no horizontal commonality to a time-share purchase and rental agreement because there was no pooling of profits): Deckebach v. La Vida Charters, 867 F.2d 278 (6th Cir. 1989) (yacht charter agreement fails the common enterprise prong because purchasers have no horizontal commonality with other purchasers); Salcer v. Merrill Lynch, 682 F.2d 459 (3d Cir. 1982) (commodities account not a security because there is no pooled group of funds and therefore no horizontal commonality); Curran v. Merrill Lynch, 622 F.2d 216 (6th Cir. 1980) (same); Milnarik v. M-S Commodities, 457 F.2d 274 (7th Cir. 1972) (same).

[10]

Broad vertical commonality exists where investors’ financial success is dependent on the promoter’s expertise or other efforts. See, e.g., Continental Commodities, 497 F.2d 526, 522-23 (5th Cir. 1974) (investors in discretionary commodities trading accounts were involved in a “common enterprise” with other investors because “the success of the trading enterprise as a whole and customer investments individually is contingent upon the sagacious investment counseling” of the firm). Narrow vertical commonality exists where “fortunes of the investors are interwoven with and dependent upon the efforts and success of those seeking the investment or third parties” such that the success of the investor and the success of the promoter are directly correlated. See, e.g., Brodt v. Bache, 595 F.2d 459, 462 (9th Cir. 1978) (discretionary commodities account did not involve a common enterprise because the brokerage house received commissions on trades entered into on the investor’s behalf regardless of whether they resulted in profits to the investor; thus, the success of the brokerage house was irrelevant to individual investor profits).

The establishment of Escrow CUSIPs by DTC fail to meet the terms of any of the three tests of whether there is a “common enterprise.” It is not possible to analyze any link between the Company’s profits or losses and the establishment of Escrow CUSIPs by DTC, as there has been no investment in the first place (and as such, the concept of “profits” resulting from an investment is nonsensical); moreover, there are no contractual legal rights associated with an Escrow CUSIP. Again, the establishment of Escrow CUSIPs by DTC is a record-keeping function to preserve the names and security positions of the July 25 Holders, and does not represent an interest in any operating business or collection of contractual agreements that could be integrated into an “investment contract”. As a result, there can be no common enterprise within the meaning of Howey with respect to the value of the Escrow CUSIPs or any profits based on them. Therefore, the Escrow CUSIPs do not meet the second prong of the Howey test.

4.	The Escrow CUSIPs Involve No Reasonable Expectation of Profit

The third prong of the Howey test requires that the investor “is led to expect profits,” and no reasonable person would be led to expect profits from the establishment of Escrow CUSIPs by DTC. The Escrow CUSIPs do not represent contractual legal rights in an operating business or otherwise. Escrow CUSIPs cannot be traded, sold or otherwise transferred, so no expectation of trading profits ought to have been expected from the establishment of Escrow CUSIPs by DTC. As a result, the establishment of Escrow CUSIPs by DTC fails to meet the third prong of the Howey tests.

5.	Holders of the Escrow CUSIPs Do Not Rely on the Managerial or Entrepreneurial Efforts of Others

The establishment of Escrow CUSIPs by DTC do not meet the fourth prong of the Howey test, which requires that any expectation of profits is “solely [or primarily] from the efforts of a promoter or a third party.”11 Given that the Escrow CUSIPs have no legal rights, there is no reasonable expectation of profits, from the efforts of a promoter or a third party or otherwise – and certainly not from “undeniably significant ones, those essential managerial efforts which affect the failure or success of the enterprise.”12 Therefore, the Escrow CUSIPs do not satisfy the fourth prong of the Howey test.

As a result of the foregoing, the Company respectfully advises the Staff that it believes it has provided sufficient information, analysis and evidence to show that the establishment of an Escrow CUSIP by DTC does not create a “security” within the meaning of the Federal securities laws. To the contrary, the utilization of DTC’s existing Escrow CUSIP method is a record-keeping exercise made necessary by the manner in which most securities in the United States are held in “street name”.

[11]

Howey, 328 U.S. at 299; SEC v. Glenn Turner, 474 F.2d 476, 482 (9th Cir. 1973) (the test is whether the “efforts made by those other than the investor are the undeniably significant ones, those essential managerial efforts which affect the failure or success of the enterprise”); Miller v. Central Chinchilla Group, 494 F.2d 414, (8th Cir. 1974) (“the word ‘solely’ should not be read as a strict or literal limitation on the definition of an investment contract”).

[12]	SEC v. Glenn Turner, 474 F.2d 476, 482 (9th Cir. 1973).

The Company further respectfully advises the Staff that in its view, the investor protection aim of Section 5 of the Securities Act is not implicated by the establishment of Escrow CUSIPs by DTC. As described above, the establishment of the Escrow CUSIP by DTC does not involve the investment of money by any person, and does not grant contractual legal rights to any person. Investor protection concerns accordingly seem inapposite.

Moreover, the record-keeping function made possible by the establishment of the Escrow CUSIPs by DTC is intended, as described above, to facilitate the distribution of SPARs to July 25 Holders. That distribution of SPARs will be made pursuant to an effective registration statement under the Securities Act. Even then, July 25 Holders will not be making any investment (the SPARs are being distributed without consideration), and the SPARs are non-transferable. The SPARs become transferable only after a Post-Effective Amendment to the Registration Statement has become effective that describes in full the proposed initial business combination, and money is collected from investors only after that has occurred. Under these circumstances, the Company respectfully submits that investor protection concerns are fully addressed, and that the foregoing is very much unlike the Howey case and its progeny, where persons invested money in a contract, transaction or scheme without the protective benefits of the Securities Act.

4.

We note that your offering will not be of a covered security, as defined in Section 18 of the Securities Act and thus this offering will be subject to concurrent state regulation. Please clearly disclose how you will comply with the state regulations in this distribution.

Response: SPARC understands that its SPARs are not covered securities, as defined in Section 18 of the Securities Act, and thus they must be registered in each state where investors are solicited unless an exemption from these registration requirements is available. In consultation with our Blue Sky legal counsel, SPARC will file the applicable registration form with each state’s regulator. Most states require submission of Form U-1 or a similar form. Many states further require approval of the offering. Such states that require approval may subject the offering to a merit review, in which the state regulator will assess the terms of the offering according to the North American Securities Administrators Association’s (“NASAA’s”) guidelines. Accordingly, SPARC will comply, as applicable, with each state’s requirements and procedures.

The Company respectfully informs the Staff that it has revised its disclosure on pages 11, 59 and 96 consistent with the foregoing.

5.

We note disclosures beginning on page 131 comparing the SPARC terms to those of a traditional SPAC listed on the NYSE. Please revise your disclosure here and throughout, including the summary and business sections, to more specifically describe how the OTCQX listing requirements are different from those of the NYSE and Nasdaq. Please specifically discuss Rule 15c2-11 which provides a time-limited window of 18 months during which broker-dealers may quote the securities of shell companies. In addition, please highlight how you differ from a traditional SPAC listed on the NYSE or Nasdaq, including any negatives associated with your structure as compared to a traditional SPAC.

Response: The Company respectfully acknowledges the Staff’s comment, and acknowledges that Rule 15c2-11 provides, with respect to the securities of shell companies for an 18-month period following the initial quotation thereof, an exemption from the requirements otherwise applicable to broker-dealers and qualified interdealer quotation systems (“QIDS”) that submit or publish a quotation. Following this 18-month period, in order to submit or publish a quotation for a shell company security, a broker-dealer or QIDS would have to follow the requirements set forth in 15c2-11(a), or rely on one of the exemptions set forth in 15c2-11(f).

The Company respectfully advises the Staff that, in Amendment No. 2, it has revised the terms of the SPARs such that they will not be transferable until after the Post-Effective Amendment with respect to the business combination has become effective and distributed to SPAR holders. The initial quotation of the SPARs will occur only once the SPARs have become transferable, and accordingly OTCQX or another QIDS will be able to publish quotations bid and ask prices for SPARs for the subsequent 18-month period, which is substantially longer than the 20-business day period, which we refer to as the SPAR Holder Election Period, that will be provided to SPAR holders to determine whether or not they wish to exercise their SPARs. After the SPAR Holder Election Period, as described in the Registration Statement, the SPARs will again be non-transferable until (i) the SPARs are exercised for Public Shares or expire at the time of the business combination, (ii) the SPARs expire if no business combination is consummated by the date that is 10 years from the issuance of the SPARs or 10 months from the start of the SPAR Holder Payment Period or (iii) a business combination is abandoned and the Company seeks an alternate business combination, in connection with the election period for such alternate transaction. The Company has revised the terms of SPARs in this manner to ensure that the Rule 15c2-11(f)(3)(i)(B)(2) exemption is available so that liquidity and market price discovery is facilitated at the time when SPAR holders are to make their investment decision. If such a market develops, SPAR holders deciding whether or not to submit an Election will be able to make use of the market valuation of the proposed business combination, and will have the opportunity to sell or purchase SPARs.

In response to the Staff’s comment, the Company has included revised disclosure in Amendment No. 2, including beginning on pages 10, 40, 57 disclosing the consequences and implications of holding a security that is non-transferable at most times, as well as the significant risk that it will not be possible or practicable for broker-dealers or QIDS to submit or publish quotations if such exemption is not available.

The Company respectfully informs the Staff that it has revised its disclosure on page 140 to include a comparison between OTCQX listing requirements and those of the NYSE and Nasdaq, and beginning on page 138 to present attributes of SPARC as compared to a traditional SPAC.

6.

We note that you have included a risk factor that you may be deemed an investment company under the Investment Company Act, as well as disclosure regarding the holding of $5,000,001 in an escrow account and the holding of proceeds from the election and payment of the SPARs in a custodial account and disclosure that you plan to structure your business combination so that you will not be required to register as an investment company under the Investment Company Act. Please provide your analysis with respect to both the escrow account and the custodial account as to how you reached the determination that you will not be required to register either account as an investment company under the Investment Company Act.

Response: The Company respectfully advises the Staff of the following analysis with respect both the escrow account and the custodial account as to how the Company reached the determination that it will not be required to register as an investment company under the Investment Company Act.

Section 3(a)(1)(A) of the ICA defines an “investment company” as an issuer that “is, holds itself out as, or proposes to be engaged primarily in the business of investing, reinvesting, or trading in securities.” As an initial matter, the Company respectfully notes that it does not hold itself out as, or propose to be engaged primarily in, the business of investing, reinvesting, or trading in securities. The Company holds itself out as, and proposes to be engaged primarily in, the business of engaging in a business combination with an operating business. Moreover, unlike in SPACs or similar vehicles, the Company will not accept and hold investor money until after the operating business in which the holder has elected to invest (by electing to have its SPARs exercised at closing) has been identified and fully disclosed in a Post-Effective Amendment to the Registration Statement that has become effective and a SPAR holder has elected to participate. The Company respectfully advises the Staff that it believes the provision of money by public investors only after a business combination has been identified and fully disclosed underlines the mutual understanding between the Company and public investors that the Company holds itself out as, and proposes to be engaged primarily in, the business of engaging in a business combination with an operating business. The Company further respectfully advises the Staff that it has clarified Amendment No. 2 to emphasize that the Company is not engaged primarily in the business of investing, reinvesting, or trading in securities, including on pages iii, 14, 51, 99, and 106.

Section 3(a)(1)(C) of the ICA defines “investment company” to include any issuer that “[i]s engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.” The Company respectfully advises that Staff that the Company does not own, and does not propose to acquire, investment securities, including in the escrow account or the custodial account. Each of those accounts will be held in cash or, at the election of the Company, in Government securities.

The Company further respectfully advises the Staff that, as a general matter, investor funds held in the custodial account are intended to be held for a short period of time – typically expected to be 10 business days from the end of the SPAR Holder

Election Period.13 The circumstances under which those funds might be held in the custodial account in excess of that period are very limited – in particular, if after all of the closing conditions have been satisfied (or are expected to be capable of satisfaction at the closing), the closing nevertheless fails to occur as scheduled because (i) the counterparty refuses to close when obligated to do so, or (ii) because a governmental authority enjoins or attempts to enjoin the transaction, and only then if the parties choose to pursue the transaction.

The Company further respectfully advises the Staff that the Company will not, in any event, hold the funds submitted by exercising SPAR holders in the custodial account after the date that is 10 months from the beginning of the Closing Period, and will promptly return such funds to investors upon that 10-month being reached. The Company notes that this 10-month period is significantly shorter than the 18-month safe harbor period proposed by the Staff in “Special Purpose Acquisition Companies, Shell Companies, and Projections” (Release nos. 33-11-48; 34-94546; IC-34549; File No. S7-13-22), and that, in any event, as noted above, during that 10-month period the custodial account will remain in cash or, at the election of the Company, in Government securities.

Finally, the Company further respectfully advises the Staff that there are significant practical and investor protection problems with holding the proceeds of SPAR elections in cash, which is one way to avoid Investment Company Act concerns. First, the Company does not believe, based on the recent experience of its affiliate PSTH in attempting to return approximately $4 billion in investor funds in connection with the redemption of the Class A common stock of PSTH, that commercial banks and similar financial institutions are willing to hold billions of dollars in cash overnight, in part (as the Company understands it) because those entities’ operating systems are not structured to hold such large amounts in cash. Second, from an investor protection standpoint, the Company respectfully submits to the Staff that holding U.S. Treasury obligations with a maturity of one hundred eighty (180) days or less or money market funds that meet certain conditions under Rule 2a-7 under the Investment Company Act of 1940 and that invest only in U.S. Treasury obligations provides electing SPAR holders with the safest credit possible - the full faith and credit of the U.S. Government. The Company believes that holding cash at a financial institution entails credit risk that, while likely remote, is not zero, as the 2008 Financial Crisis demonstrated. As result, the Company believes that holding U.S. Treasury obligations and/or Rule 2a-7 money market funds that invest only in U.S. Treasure obligations is a superior option.

7.

We note your disclosure regarding the distribution of SPARC II Tontine SPARs to exercising SPAR holders, and that there is currently no registration statement filed for a distribution of SPAR II warrants. Please tell us how you have considered whether the disclosure constitutes an offer of the SPARC II securities at this time, including why this would not condition the market for SPARs or SPARC II securities.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the disclosure regarding the distribution of SPARC II warrants to exercising SPAR holders does not constitute an “offer” or “sale” of a new security within the meaning of Section 2(a)(3) of the Securities Act. Section 2(a)(3) of the Securities Act defines the term “offer” as “every attempt or offer to dispose of, or solicitation of an offer to buy, a security or interest in a security, for value” and the term “sale” is defined as a disposition for “value.” The term “value” is broadly interpreted by the Commission and courts to include ordinary forms of consideration, such as cash or property, or the waiver or surrender of a right or claim. See Securities Act Release No. 929 (July 29, 1936). The Company believes the disclosure regarding future distribution of SPARC II warrants does not constitute a disposition of securities or offer of securities for “value” because: (i) SPAR holders will receive SPARC II warrants solely by virtue of their ownership of SPARs and will not be required to pay any consideration to receive SPARC II warrants; and (ii) neither the Company nor SPARC II will receive any consideration from the distribution of such securities. Accordingly, the disclosure regarding the distribution of SPARC II Tontine SPARs to exercising SPAR holders does not constitute an “offer” nor future “sale” of the SPARC II securities.

The Company further acknowledges that the Staff has broadly interpreted the term “offer” and has long provided guidance that an “offer” may include “the publication of information and statements and publicity efforts, generally, made in advance of a proposed financing” that may “contribute to conditioning the public mind or arousing public interest in the issuer or in the securities of an issuer in a manner which raises a serious question whether the publicity is not in fact part of the selling effort.” See Publication of Information Prior to or After the Effective Date of a Registration Statement, Release No. 33-3844 (Oct. 8, 1957) (the “Release”); SEC v. Banc of Am. Mortg. Sec., Inc., 2014 U.S. Dist LEXIS 83571 (W.D.N.C., June 19, 2014); Securities & Exchange Comm. v. Liberty Petroleum Corp., 1971 U.S. Dist LEXIS 11789 (N.D. Ohio, September 2, 1971); Carl M. Loeb, Rhoades & Co., 38 SEC 843 (1959). However, the Release is specifically addressed to situations in

[13]

The Company’s expectation is that elections will typically be made at the end of the SPAR Holder Election Period, and as such investor funds will be held only during the 10 business day Closing Period. In the event elections are made on the earliest possible day, investor funds would be held for the 20 business day SPAR Holder Election Period and the 10 business day Closing Period.

which there is an effort to sell. In the case of SPARC II, there will be no sale occurring in relation to the SPARC II warrants, because SPARC II will be distributing the SPARC II warrants for no consideration. Moreover, the SPARC II warrants will be non-transferable after the initial distribution, meaning there will be no secondary market for the SPARC II warrants, the existence of which is another fundamental premise of the analysis set forth in the Release.

In addition, the Company respectfully advises the Staff that it believes that the distribution of the SPARC II warrants would be registered with the SEC and distributed (if ever) pursuant to an effective registration statement, and only after a significant cooling off period has elapsed from the time of the Post-Effective Amendment.

8.

We note disclosures throughout the prospectus that during the Holder Election Period the SPARs will be restricted from trading once an Election has been submitted, while other holders who have not made an Election will continue trading, and all trading will halt two days before the end of the Holder Election Period, and thereafter unless the company announces a decision not to proceed with the transaction during the Company Decision Period, at which time trading would resume. Please describe the mechanisms that will be used to enforce or release restrictions on trading of some or all of the SPARS during various periods in the company life cycle. Please also disclose any risks associated with these restrictions.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it is in the process of discussing with its transfer agent and DTC the precise mechanisms that will be utilized, and will have completed this process before the Registration Statement becomes effective. The Company respectfully advises the Staff that, based on discussions so far with the relevant parties, it believes that changes to the transferability of the SPARs can be implemented using existing mechanisms such as those utilized in tender offers, mandatory exchanges, trading of ex-dividend securities, and/or rights offerings. The Company also notes that, in Amendment No. 2, it has revised the terms of the SPARs such that they will be non-transferable at all times, other than in connection with the SPAR Holder Election Period.

At this time, it is the Company’s expectation that it will register a CUSIP that represents transferable SPARs and a CUSIP that represents non-transferable SPARs. The SPARs to be distributed in this offering will be represented by the restricted CUSIP. At the time that the SPARs will become transferable (following the effectiveness and distribution of the Post-Effective Amendment), the SPARs will be represented by the non-restricted CUSIP. At the time that is two trading days before the end of the SPAR Holder Election Period and until the consummation of the business combination, the Company’s liquidation, or the start of a new SPAR Holder Election Period in connection with an alternate business combination, all SPARs will be represented by the restricted CUSIP.

The Company respectfully refers the Staff to the disclosure on pages 57, 62 and 63 of Amendment No. 2, describing the risks associated with the SPARs being non-transferable (and Elections not being revocable) at certain times in the Company life cycle; to the revised disclosure on page 57 of Amendment No. 2, describing the risks associated with holding a non-transferable security; and the revised disclosure on page 59 of Amendment No. 2, describing the risks associated with the Company and its vendors carrying out the procedures necessary for operation of a novel security, which may be unfamiliar and may not be executed in the manner intended.

Prospectus Cover Page, page i

9.

We note the disclosure that the SPARs have a minimum exercise price of $10 per share, that the actual exercise price will be announced at the time you enter into a definitive agreement with a proposed business combination, and that there is no maximum exercise price. We also note that the common stock is being registered with the SPARs in this registration statement. Please revise to disclose the offering price of the securities, as required by Item 501(b)(3) of Regulation S-K, rather than a minimum price. Please add disclosure throughout, including risk factors, regarding the ability to change the price in a post-effective amendment.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the registration fee disclosure set forth in Exhibit No. 107 of Amendment No. 2. The Company respectfully advises the Staff that, for the purposes of determining the registration fee and as reflected in the SPAR Agreement which will provide the terms of the SPARs (the form of which will be filed with a subsequent amendment to the Registration Statement), the SPARs have an exercise price of $10.00 per share (rather than a minimum exercise price), which may be amended by the Company without the consent of SPAR holders to a higher amount at the time the Company announces the execution of a Definitive Agreement. The Company respectfully refers the Staff to disclosure throughout the Registration Statement describing that the minimum exercise price of $10.00 may be increased at the time of entering into a Definitive Agreement, including the summary of the terms of the offering on page 5 and the revised risk factor set forth on page 61, which discloses certain risks associated with the Company’s ability to increase the exercise price. In addition, the Company respectfully advises the Staff that, in light of the SPARs no longer being tradable prior to the distribution of the Post-Effective Amendment (at which time the Final Exercise Price will be fixed and may not be changed), it does not believe that this feature of the SPARs presents a risk with respect to the ability of market participants to value the SPARs.

10.

Please reduce the disclosure on the cover page significantly. Much of the information in the seven pages of cover page is repeated in the summary. The cover page should include only the information required by Item 501(b) of Regulation S-K and other information that is key to an investment decision.

Response: The Company respectfully acknowledges the Staff’s comment, and advises the Staff that it has significantly reduced the disclosure on the cover page of Amendment No. 2. The Company also respectfully advises the Staff that, because the Company is utilizing a novel structure and security, it believes more extensive cover page disclosure is necessary than in a typical offering in order to provide investors with information that is key to understanding the security being distributed. In particular, the description of the life cycle of the Company is integral to understanding the risks and potential costs and benefits of receiving (and ultimately, of exercising) a SPAR, including but not limited to the distinction between the Election to exercise a SPAR and the actual exercise, the amount of time that may transpire before and the limited window in which an Election may be submitted, the information that will be available at the time an Election may be submitted, whether a failed proposed business combination will result in the expiration of SPARs for no value, and the risks associated with the timing at which closing conditions are to be satisfied. Similarly, and consistent with the Staff’s comment in Item 13, we believe that matters relating to the interests of the Sponsor and other insiders, including basic descriptions of the Sponsor Shares, Sponsor Preferred Shares and Private Warrants, are important and appropriate to be highlighted on the cover page.

Summary, page 1

11.

We note the disclosure on page 9 that you expect the business combination will be consummated within 15 business days of the end of the SPAR Holder Election Period, but certain events such as disagreements with the business combination partner, failure to satisfy closing conditions, actions by governmental authorities or regulators, etc., could delay this time period. Please clarify whether there is a maximum period of time between the end of the SPAR Holder Election Period and completion of the business combination, during which payments from the SPAR holders will be held in the custodial account and after which payments will be returned to SPAR holders if the business combination is not completed. Please also advise what considerations you gave to Rule 10b-9 with regard to the custodial account.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company believes that Rule 10b-9 does not apply to this offering.

Rule 10b-9, adopted under Section 10(b) of the Exchange Act, provides, in full, as follows:

(a)

It shall constitute a “manipulative or deceptive device or contrivance”, as used in Section 10(b) of the Act, for any person, directly or indirectly, in connection with the offer or sale of any security, to make any representation:

(1)

To the effect that the security is being offered or sold on an “all-or-none” basis, unless the security is part of an offering or distribution being made on the condition that all or a specified amount of the consideration paid for such security will be promptly refunded to the purchaser unless: (A) all of the securities being offered are sold at a specified price within a specified time, and (B) the total amount due to the seller is received by him by a specified date; or

(2)

To the effect that the security is being offered or sold on any other basis whereby all or part of the consideration paid for any such security will be refunded to the purchaser if all or some of the securities are not sold, unless the security is part of an offering or distribution being made on the condition that all or a specified part of the consideration paid for such security will be promptly refunded to the purchaser unless: (A) a specified number of units of the security are sold at a specified price within a specified time, and (B) the total amount due to the seller is received by him by a specified date.

The Company believes that Rule 10b-9(a)(1) is not applicable because the securities are not being offered or sold on an “all-or-none” basis, and that Rule 10b-9(a)(2) is also not applicable because the rule only applies in situations where the satisfaction of a single condition—the sale of a specific minimum amount of securities within the offering period—is determinative of whether the offering is consummated or all or part of the consideration paid for such securities will be refunded to the purchaser.

The offering of Public Shares in connection with the SPAR Holder Election Period is not contingent on whether a specific amount of SPARs are exercised during the SPAR Holder Election Period, or whether any amount of SPARs are exercised. There are circumstances in which the Definitive Agreement could permit for the consummation of the business combination if no Elections are submitted, or if Elections are submitted with respect to all SPARs. Rather, the offering is conditioned upon the Company’s assessment of whether the business combination can be consummated, based upon the satisfaction (or waiver) of certain closing conditions that may include the availability of a minimum amount of cash or other financing, which in turn could be affected by the extent to which Elections are submitted. The Company respectfully advises the Staff that it does not intend to enter into a Definitive Agreement in which the submission of a specific number of SPARs is an explicit condition to the consummation of the business combination, and that, if it does enter into such a business combination, it will reassess the applicability of Rule 10b-9 in connection with the filing of the Post-Effective Amendment.

Additionally, the Company respectfully advises the Staff that the revised terms of the SPARs, as disclosed in Amendment No. 2, limit the amount of time that investor funds can be held in the custodial account to a maximum of 10 months. Thus, although Rule 10b-9 is not applicable, the 10 month period provides a clear limit on the amount of time that money can be held in the custodial account and adequately addresses the investor protection concerns which underlie Rule 10b-9.

Board Observers, page 23

12.

Please confirm whether the persons identified as “Board observers” will be directors or director nominees when the registration statement becomes effective. Please describe the material terms of any agreement, arrangement or understanding pursuant to which these individuals will have observation rights and will be offered the opportunity to serve as directors of SPARC after their service to PSTH concludes, and file the agreement as an exhibit to the registration statement. Please also note the requirement of Rule 438 of Regulation C to file the written consent of any person who has not signed the registration statement and is named therein as about to become a director.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure in Amendment No. 2 to clarify that there will be no board observers, and that the identified persons are either current directors or director nominees, as the case may be. The Company respectfully refers the Staff to the revised disclosure on pages 25 – 28 and pages 120 - 122 and contained elsewhere in Amendment No. 2.

Disclosure Period, page 29

13.

Disclosure regarding your Post-Effective Amendment states that it will contain comprehensive disclosures regarding the transaction, equivalent to the disclosure that would be included in a merger proxy statement. Please further clarify that it will include disclosure of all payments, incentives, and benefits that may be received by, and any conflicts of interest involving, the sponsor or its affiliates in connection with the business combination.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has included revised disclosure, including on pages 7 and 32 of Amendment No. 2, disclosing that such Post-Effective Amendment will include disclosure of all payments, incentives and benefits that may be received by, and any conflicts of interest involving, the sponsor or its affiliates in connection with the business combination.

Sponsor Warrants and Director Warrants, page 35

14.

We note your disclosure that you will issue the Private Warrants at fair market value (determined in consultation with a third-party, nationally recognized valuation firm) if PSTH were to complete an acquisition, but you will issue the Private Warrants at a “nominal cost” if PSTH does not complete an acquisition. You state that if PSTH does not complete an acquisition, the holders of Private Warrants will have “in effect, already paid for the investment opportunity represented by the Private Warrants,” and that your Private Warrants will represent “substantially the same investment opportunity” as do the private warrants of PSTH - the right to acquire a fixed percentage of a post-combination company.

Please clarify how the purchase of sponsor warrants from PSTH at their then-fair market value is “in effect” payment for an investment opportunity in SPARC’s Private Warrants, and explain how the investment opportunities are the same, or revise to remove this implication. In this regard, please consider and address in disclosure the differences in the structures and durations of the two companies, the respective material terms of their sponsor warrants, whether the SPARC will receive any portion of the payment PSTH received for its sponsor warrants, and the considerations underlying PSTH’s valuation of its sponsor warrants, including probability of completing a business acquisition by its dissolution deadline, as described in PSTH’s prospectus dated July 21, 2020.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure in Amendment No. 2 to state that the Private Warrants are being issued at no cost to their recipients, and to remove references to the Private Warrants having been paid for or representing substantially the same investment opportunity as the private warrants that were issued by PSTH.

15.

Please ensure that disclosure is clear that the $65 million price that holders of Private Warrants paid for an investment opportunity with PSTH bears no relation to the fair market value of the Private Warrants and that the ‘nominal cost’ to be paid for the Private Warrants may be significantly less than their fair market value, which will not have been determined by the company in consultation with a third party valuation expert or otherwise at the time that the Private Warrants are issued. Lastly, please explain whether issuing the Private Warrants at a nominal cost instead of fair market value is expected to have any impact on the company, investors, or SPARC’s ability or attractiveness in searching for and consummating the acquisition of a target company.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure in Amendment No. 2 to remove any comparison of the Private Warrants to the private warrants issued by PSTH.

The Company believes that issuing the Private Warrants at a nominal cost will not have an impact on the Company, investors or acquisition prospects. The Company respectfully advises that Staff that the PSTH private warrants were issued in order to defray the cost of the underwriting fees, whereas the Company is carrying out a direct distribution of the SPARs, which has eliminated underwriting costs. The PSTH private warrants were also issued to provide capital for use during the search period and to provide the means for management to contribute at-risk capital. In comparison, the Sponsor is providing capital for use during the search period by making an initial investment of approximately $32.0 million through the purchase of common stock and preferred stock. As such, management will similarly contribute significant at-risk capital and substantially more through the purchase of the Committed Forward Purchase Shares and potentially, Additional Forward Purchase shares. As a result, we do not believe that issuing the Private Warrants at a nominal cost will have an impact on the Company, investors or our ability or attractiveness in searching for and consummating the acquisition of a target company.

Risk Factors, page 55

16.

Please revise the second risk factor on page 55 to disclose that being quoted on the OTCQX marketplace means investors will likely have increased trading costs and a lack of corporate governance protections that apply to exchange listed securities under exchange rules, consistent with disclosures elsewhere in the prospectus.

Response: The Company respectfully acknowledges the Staff’s comment and, in response, has revised the disclosure on page 57 of Amendment No. 2.

17.	Please add risk factor disclosures regarding the additional risks the SPARs present to investors, including with respect to their valuation and their susceptibility to manipulation.

Response: The Company acknowledges the Staff’s comment. The Company notes that, as the terms of the SPARs have been revised such that the SPARs will be transferable only after the Post-Effective Amendment has become effective, the nature and extent of such risks are significantly different from those presented by the SPARs as described in Amendment No. 2. In response to the Staff’s comment, the Company respectfully refers the Staff to the disclosure on page 57 and elsewhere in Amendment No. 2 regarding the risks associated with an active and orderly trading market not developing; the revised disclosure on page 57 regarding the risks associated with owning a non-tradable and non-transferable instrument; and the revised disclosure on page 60 regarding the susceptibility of SPARs to manipulation.

Capitalization, page 94

18.

We note your response to comment 13 from our letter dated July 22, 2021. Please tell us why you believe it is appropriate to present your capitalization assuming that all the SPARs are exercised and assuming the sale of shares pursuant to the Committed Forward Purchase Agreement. Your response should address that there is no guarantee that the SPARs will ever be exercised and the Committed Forward Purchase will only occur simultaneously with the closing of a business combination.

Response: We respectfully acknowledge the Staff’s comment, and refer the Staff to the revised disclosure on page 101. As revised, we have expressly stated that there is no guarantee that all SPARs will be exercised or that the Committed Forward Purchase shares will be sold. In addition, we have presented the Company’s capitalization in the alternative scenario in which the Committed Forward Purchase occurs and no SPARs are exercised.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 95

19.

We note your disclosure on page F-11 that the SPARs, the Private Warrants and the Forward Purchase Shares will be classified as liabilities once they are outstanding and will initially and subsequently be measured at fair value with changes in fair value reflected on the statement of operations at each reporting period. Please revise your filing to disclose the methodologies, inputs and assumptions that you will use in your valuation of these instruments. In addition, please disclose where you will reflect the charge (e.g. equity or expense) for the initial measurement of these instruments.

Response: We respectfully acknowledge the Staff’s comment and refer the Staff to the revised disclosure on page F-11. The revised disclosure provides details regarding the Company’s accounting for such securities under ASC 718 – Stock Compensation.

Related Party Policy, page 150

20.

We note that you will adopt a code of ethics prior to the distribution requiring the avoidance of all conflicts of interest, including any financial transaction or arrangement or relationship involving the company, except under guidelines approved by the board or as disclosed in SEC filings. We also note several references in the prospectus to the possible need to obtain additional financing or capital. Please clarify whether the company could enter into any arrangements for additional financing or capital, or any other financial transactions, arrangements or relationships with the sponsor or any of its affiliates, including in connection with the business combination, and if so, whether these transactions would constitute conflicts of interest that would be excepted from this prohibition under guidelines approved by the board or as disclosed in SEC filings.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure relating to its code of ethics and related party transaction policy, including on page 159. The Company respectfully advises the Staff that any financial transactions or arrangements between the Company and the Sponsor (or its affiliates or other related parties) will be subject to the related-party transaction policy included in the code of ethics, which will require that the transaction be approved by a fully-independent audit committee, that such approval will include an assessment of whether the terms of a related-party transaction are no less favorable than those available to an unaffiliated third party in similar circumstances. This revised disclosure also states that transactions and arrangements entered into by the Company prior to the adoption of the code of ethics, including those relating to the Committed Forward Purchase, the Additional Forward Purchase, the Private Warrants and the Sponsor Preferred Shares, will not be subject to such policy, although any material amendments thereto would be.

Securities and Exchange Commission

September 9, 2022

We hope that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact Stephen Fraidin at (212) 504-6600 or Gregory P. Patti, Jr. at (212) 504-6780 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

Stephen Fraidin

Gregory P. Patti, Jr.

Via-E-mail:

cc:    William A. Ackman, Chairman, Chief Executive Officer, and Director of Pershing Square SPARC Holdings, Ltd./DE

Michael Gonnella, Chief Financial Officer of Pershing Square SPARC Holdings, Ltd./DE

Steve Milankov, Corporate Secretary of Pershing Square SPARC Holdings, Ltd./DE